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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 28 2015
Washington DC
404

SEC FILE NUMBER
8-16324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DETWILER FENTON & CO.

OFFICIAL USE ONLY
8-16324
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 HIGH STREET, SUITE 2800
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN MARTINO 1-617-747-0154 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, P.C .
(Name - if individual, state last, first, middle name)

99 HIGH STREET,	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2015 MAY 28 PM 2:08
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEPHEN MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DETWILER FENTON & CO., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title

Notary Public

FJORINDA KOCE
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 9, 2021

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
(x) (f) Statement of Changes in Subordinated Liabilities

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Detwiler Fenton & Co.

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has reduced capital balances. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
March 2, 2015

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2014

Assets	
Cash and cash equivalents (Note 2)	$ 297,960
Deposit with clearing organization (Note 3)	75,000
Commissions receivable	144,890
Research fees receivable	42,500
Fixed assets, net (Note 4)	32,353
Prepaid expenses	71,410
Total assets	$ 664,113
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 83,735
Accounts payable and accrued liabilities	125,490
Subordinated loans (Note 12)	120,000
Total liabilities	329,225
Commitments and contingencies (Notes 1, 5, 8, 9 and 11)	
Stockholder's equity (Note 3):	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Paid-in-capital	2,914,483
Accumulated deficit	(2,711,158)
Total stockholder's equity	334,888
Total liabilities and stockholder's equity	$ 664,113

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Operations

Year Ended December 31, 2014

Revenues:	
Research services	$ 3,128,029
Commissions	2,919,737
Other	31,827
Total revenues	6,079,593
Expenses:	
Compensation and benefits (Note 7)	4,561,303
General and administrative (Note 1)	1,325,486
Occupancy, communications and systems (Note 5)	700,335
Execution costs	452,796
Management fees received from Affiliate (Note 10)	(120,000)
Total expenses	6,919,920
Loss before income taxes	(840,327)
Income tax expense (Note 6)	(3,053)
Net loss (Note 1)	$ (843,380)

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2013	$ 131,563	$ 2,512,008	$ (1,867,778)	$ 775,793
Cash investment from Parent - Detwiler Fenton Group, Inc.	-	402,475	-	402,475
Net loss	-	-	(843,380)	(843,380)
Balance at December 31, 2014	$ 131,563	$ 2,914,483	$ (2,711,158)	$ 334,888

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (843,380)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	63,960
Changes in:	
Commissions receivable	25,200
Research fees receivable	8,504
Prepaid expenses	(19,838)
Commissions payable	(138,553)
Accounts payable and accrued liabilities	(133,306)
Net cash used by operating activities	(1,037,413)
Cash flows from investing activities:	
Purchase of fixed assets	(3,891)
Net cash used by investing activities	(3,891)
Cash flows from financing activities:	
Proceeds from issuance of subordinated loans	120,000
Cash investment received from Parent	402,475
Net cash provided by financing activities	522,475
Net decrease in cash and cash equivalents	(518,829)
Cash and cash equivalents, beginning of year	816,789
Cash and cash equivalents, end of year	$ 297,960
Supplemental disclosures of cash flow information:	
Cash payments for state income taxes	$ 3,053
Cash payments for interest expense	$ 1,939

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2014

Balance at December 31, 2013	$ -
Proceeds from issuance of new loans	120,000
Principal repayments on loans	-
Balance at December 31, 2014	$ 120,000

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Notes to Financial Statements

Year Ended December 31, 2014

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides institutional research services and receives payment in the form of securities trading commissions or cash for research services. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

The Company introduces customer transactions on a fully-disclosed basis to its clearing broker (see Note 3).

Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2014, the Company reported a net loss of $843,380 which was principally the result of $668,413 in legal and settlement costs associated with customer complaints and certain regulatory inquiries. Additionally, net cash flows used by operating activities were $1,037,413 for the year ending December 31, 2014.

In 2014, the Company relied on its $816,789 of unrestricted cash balances at December 31, 2013, a $402,475 capital investment from its Parent, and $120,000 of subordinated loans (see Note 12) received from related parties to finance operations.

At December 31, 2014, the Company had sufficient capital to fund its operations; however, the Company reported a net loss of $155,452 for the month of January 2015. The net loss for January 2015 reduced the Company's unrestricted cash on hand to $153,993. Results for January 2015 raise substantial doubt about the Company's ability to continue as a going concern should the Company be unable to return to profitable results of operations and / or raise capital for months subsequent to January 2015.

The Company plans to raise capital through subsequent equity financings at its Parent, focus on generating greater revenues from its existing customers and

ORGANIZATION (concluded)

implement operating cost reductions which may include employee layoffs and / or reductions in employee compensation.

There is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, or that its cost reduction activities will be sufficient to maintain its operations. Further, the Company will require greater revenues to be recorded for the balance of 2015 to provide capital necessary to fund its operations in accordance with its currently planned business activities.

These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with a maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Commissions and Research Fees Receivable — Commissions receivable represents commissions earned from securities transactions. Research fees receivable represents amounts billed for research delivered for which there is a customer commitment to pay for such research. On a periodic basis, the Company evaluates its receivables to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses which may be incurred. Factors considered in its determination of the need for an allowance for doubtful accounts include economic conditions and each customer's payment history and credit worthiness. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its receivable balances, no allowance for doubtful accounts is considered necessary at December 31, 2014.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years. Artwork is not depreciated.

Due from/to Affiliate — From time to time, the Company may extend (or receive) working capital to (or from) DFG or its affiliates. Any extensions of working capital are unsecured and are generally repaid from the operating cash flow of the Parent or affiliate.

Commission Revenues and Execution Costs — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Research Revenues — The Company delivers capital market research and receives payment in the form of trading commissions or cash. Such revenue is recognized when research is billed and collected or, in the event of billed but uncollected fees, there is a customer commitment to pay for such research at the invoiced amount.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense as if computed on a separate return.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred income tax expense and deferred income tax assets are recorded based upon temporary differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2011. There are no uncertain tax positions that require accrual or disclosure at December 31, 2014.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2014.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $100,000 at December 31, 2014. The Company's net capital was $274,420 or $174,420 in excess of its minimum net capital requirement at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

At December 31, 2014, the Company's minimum net capital requirement under the terms of an agreement with NFS is $250,000, and the Company is also required to maintain a clearing deposit of $75,000.

On February 19, 2015, Pershing LLC agreed to provide clearing services to the Company. In accordance with the Company's agreement, the Company will maintain a $100,000 clearing deposit and will not be required to maintain regulatory capital in excess of the Company's net capital requirement.

On January 29, 2015, the Company was approved by FINRA, based on a change in its business activities, to maintain a minimum net capital requirement of $5,000.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2014 follow:

Furniture	$ 128,222
Hardware and software	13,737
	141,959
Less accumulated depreciation and amortization	(109,606)
Fixed assets, net	$ 32,353

Depreciation and amortization expense was $63,960 for the year ended December 31, 2014. Depreciation expense includes $4,289 for the year ended December 31, 2014, principally related to the acceleration of the depreciation on certain hardware.

5. OPERATING LEASES

In May 2013, the Company renewed its lease for its headquarters in Boston at $29,750 per month. The lease ends in February 2015, and it does not contain a renewal provision. The Company is in discussions with its current landlord to lease approximately 4,000 square feet of office space at approximately $20,000 per month for a three-year term ending June 2018. Total rent expense, including real estate taxes and utilities, was $426,404 for the year ended December 31, 2014.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2014 are $59,500 for 2015.

6. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2014 follows:

Current:	
Federal	$ -
State	3,053
Deferred:	
Federal	(260,694)
State	(65,194)
Change in valuation reserve on deferred income tax assets	325,888
Total income tax expense	$ 3,053

INCOME TAXES (concluded)

Actual income tax benefit differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2014 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ (285,711)
Effects of:	
Change in valuation reserve	325,888
Non-deductible meals	6,444
State income taxes, net of federal tax benefit	(41,013)
Expiration of charitable contribution carryover	2,193
Other	(4,748)
Total income tax expense (effective income tax rate of 0.4%)	$ 3,053

Components of the deferred income tax asset, net at December 31, 2014 follow:

Federal net operating loss carryforward	$ 422,958
State net operating loss carryforward	51,073
Federal capital loss carryforward	32,037
Charitable contributions carryforward	11,204
Commissions payable	24,741
Legal fees payable	18,256
Depreciation	2,229
Total deferred income tax asset	562,498
Less valuation reserve	(562,498)
Deferred income tax asset, net	$ -

The Company evaluated its deferred income tax assets at December 31, 2014 and determined that it was more likely than not that 100% of the deferred income tax assets would not be realized through future taxable income. Accordingly, a 100% valuation reserve was established at December 31, 2014 which resulted in a $325,888 addition to the valuation reserve.

At December 31, 2014, the Company has federal net operating loss carryforwards of $1,244,000 of which $203,000 expires in 2032, $74,000 expires in 2033 and $967,000 expires in 2034, and federal capital loss carryforwards of $94,000 of which $60,000 expires in 2017 and $34,000 expires in 2018.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2014, the Company's matching contribution expense attributable to the Plan was $69,510, and $2,452 of forfeitures were used to fund part of its obligation.

8. CONTINGENCIES

The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition of the Company as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the resolution of any contingency if the Company were unsuccessful in defending its position.

In 2014, the Company responded to a complaint made by a former client alleging damages associated with an unsuitable investment purchased for an investment account. The Company denied any liability, vigorously defended its business practices and believed it had meritorious defenses; however, a FINRA arbitration panel awarded damages to the Claimant in July 2014 totaling $952,559, of which the Company's responsibility was $500,000 with the balance paid by the Company's insurance carrier. The settlement was paid in full in 2014.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2014, the Company paid no claims to the clearing broker related to these guarantees.

CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (concluded)

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

The Company provides certain executive, financial, computer systems and support, human resources and compliance services to an affiliated company of its Parent (the "Affiliate"). The Affiliate reimburses the Company in the form of a management fee, under the terms of a Management Fee Agreement. For the year ended December 31, 2014, the Company recorded $120,000 in management fee income from the Affiliate for such services representing the approximate costs incurred by the Company on behalf of the Affiliate. At December 31, 2014, the Company does not owe any amount to the Affiliate, and the Affiliate does not owe the Company any amount.

11. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. SUBORDINATED LOANS

On August 28, 2014, the Company issued $120,000 of aggregate principal amount of subordinated loans (the "Loans") to six employees of the Company (the "Note Holders"). The Loans mature on September 1, 2015 and accrue interest at the rate of 15.0% per annum or $1,500 on a monthly basis. Interest expense on the Loans totaled $5,994 in 2014. The proceeds of the Loans were used to increase working capital and for general corporate purposes of the Company. The Loans were approved by FINRA on August 29, 2014 and are considered as regulatory capital on that date under the provisions of the Uniform Net Capital Rule 15c3-1 (see Note 3). The Loans are subordinated to the interests of the general creditors of the Company and the Note Holders are not entitled to receive any distributions of any assets of the Company in the event of insolvency, liquidation or bankruptcy until all claims of creditors of the Company have been fully satisfied.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2014

Net Capital:	
Total stockholder's equity	$ 334,888
Liabilities subordinated to claims of general creditors	120,000
	454,888
Less non-allowable assets:	
Commissions and other receivables	(76,663)
Fixed assets, net	(32,353)
Prepaid expenses and other assets	(71,410)
Total non-allowable assets	(180,426)
Less deductions:	
Unsecured debts	-
Total non-allowable assets and deductions	(180,426)
Net capital before haircuts on securities positions	274,462
Less haircuts on securities positions	(42)
Net Capital	274,420
Minimum net capital required	100,000
Excess Net Capital	$ 174,420
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 209,225
Percentage of aggregate indebtedness to net capital	76.2%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A, Part IIA filing at December 31, 2014.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Detwiler Fenton & Co. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-(k):(2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.
Boston, Massachusetts
March 2, 2015

Detwiler | Fenton
ESTABLISHED 1962

Detwiler Fenton & Co.

Exemption Report

Detwiler Fenton & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Detwiler Fenton & Co.

I, Stephen Martino, swear affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen Martino

Title: CFO

March 2, 2015